SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: August 24, 2004

Contacts:
Media Relations:	Investor Relations:
Courtney Chauvin/Sandra Fathi	Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.	Lippert/Heilshorn & Associates
212-398-9680 x 142	212-838-3777
courtney@affectstrategies.com	ccapaccio@lhai.com

Arel Communications and Software Reports Second Quarter 2004 Results

ATLANTA – August 24, 2004 – Arel Communications and Software (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, reported results for the second quarter ended June 30, 2004.

Revenue for the second quarter was $1.8 million versus $1.0 million in the first quarter of 2004 and $2.3 million in the second quarter of 2003. Net loss for the quarter was $(0.98) million, or $(0.07) per share versus net loss of $(1.1) million, or $(0.08) per share, in the first quarter of 2004 and a net income of $71,000, or $0.01 per share, in the second quarter of 2003. The company recognized $1 million of deferred revenue associated with a long-term multi-million dollar contract for which the deployment schedule is reaching finalization; the remainder $1.3 million portion of this contract’s revenue is included in deferred revenue. Total deferred revenue in the quarter was $1.87 million.

Philippe Szwarc, chief executive officer of Arel, stated, “Second quarter results reflect Arel’s continued progress in penetrating the very large market for collaborative rich-media conferencing. We are pleased that the implementation plan for our previously-announced contract with a major North American retailer is materializing, allowing us to begin recognizing substantial revenue and showing us some encouraging signs about a much larger scale deployment in the future. During the quarter, we both won a greater share of existing customers’ IT spending, with two customers extending or adding to existing contracts, and began many pilot tests with potential new customers. Currently, we have approximately ten pilots running, and see signs of strengthening in our overall business pipeline with a higher number of potential new deals for which customer budgets have been approved.

“Looking into the second half, we remain upbeat about our ability to drive top-line momentum. We are supporting this potential by building a platform for growth, making selected investments in sales and marketing in Europe, the Far East and North America. We are also preparing to roll out our next-generation Spotlight enterprise software solution, which adds functionality and connection-agnostic usability to the original version launched in February 2004. We do continue to expect quarterly results to be subject in the near-term to lengthy sales cycles and lumpiness from large contracts, but are focused on achieving continued increasing top-line momentum by quarter as well as profitability by year-end. Arel’s superior, unique communications tools solution, its liquid, debt-free balance sheet, and expanding footprint represent competitive advantages that are difficult to duplicate, and position the company well to capture the growth opportunities in today’s changing enterprise work styles.”

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Revenue for the first six months of 2004 was $2.8 million versus $4.4 million in the first six months of 2003. Net loss for the first six months of 2004 was $2 million, or $0.15 per share, versus net loss of $191,000 or $0.01 per share, for the same period in 2003.

Conference Call
Arel’s management will host a conference call at 9:00 a.m. ET to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:
United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 9415953

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing PlatformTM (ICP) core software, the Arel Spotlight TM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(tables to follow)

All trademarks recognized.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31,
	2004	2003	2003
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,873	9,006	3,897
Short term investments	2,215	239	4,106
Accounts receivable:
Trade	5,064	2,840	3,098
Other	757	710	614
Inventories	405	1,118	534

T o t a l current assets	12,314	13,913	12,249

INVESTMENT IN AREL NET LTD	125	125	125

PROPERTY, PLANT AND EQUIPMENT:
Cost	1,947	2,166	2,085
L e s s - accumulated depreciation and amortization	1,488	1,625	1,664

	459	541	421

OTHER ASSETS	96	31	683

T o t a l assets	12,994	14,610	13,478

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term loan	41	52	52
Accounts payable and accruals:
Trade	390	770	489
Accrued restructuring costs		305	22
Deferred revenues	1,872	1,597	294
Other	3,880	3,650	3,718

T o t a l current liabilities	6,183	6,374	4,575

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement,
net of amounts funded	210	362	391
Long-term loan		40

T o t a l long-term liabilities	210	402	391

T o t a l liabilities	6,393	6,776	4,966

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Capital surplus	52,875	52,746	52,760
Warrants and options	1,395	1,395	1,395
Accumulated deficit	(47,673)	(46,311)	(45,647)

T o t a l shareholders' equity	6,601	7,834	8,512

T o t a l liabilities and shareholders' equity	12,994	14,610	13,478

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
	U.S. $ in thousands, except earnings (loss) per share

REVENUES:
Sales	1,178	636	1,464	2,212
Services	614	1,675	1,330	2,205

	1,792	2,311	2,794	4,417
COST OF SALES AND SERVICES	946	868	1,404	1,817

GROSS PROFIT	846	1,443	1,390	2,600
RESEARCH AND DEVELOPMENT EXPENSES - net	417	236	1,000	709
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,354	935	2,807	1,842
INCOME FROM SETTLEMENT WITH W2COM			411

OPERATING INCOME (LOSS)	(925)	272	(2,006)	49
FINANCIAL EXPENSES - net	55	201	20	240

INCOME (LOSS) FOR THE PERIOD	(980)	71	(2,026)	(191)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	(0.07)	0.01	(0.15)	(0.01)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2004	2003
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(2,026)	(191)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Depreciation and amortization of property and
Equipment	129	181
Employee stock-based compensation		6
Allowance for doubtful accounts	(15)	(19)
Accrued employee rights upon retirement - net	(181)	(9)
Loss (gain) on realization and decrease in value of
Marketable securities - net	2	(14)
Other - net	(1)	2
Changes in operating asset and liability items:
Increase in trade receivable before
Allowance for doubtful accounts	(1,951)	(366)
Increase in other accounts receivable	(143)	(222)
Increase (decrease) in accounts payable and
accruals	1,619	(653)
Decrease in inventories	129	50

Net cash used in operating activities	(2,438)	(1,235)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(167)	(32)
Amounts carried from (to) other assets	82
Collection of long-term loan to an employee	4	4
Short-term bank deposits - net	2,351	(100)
Acquisition of marketable securities	(15)	(2)
Proceeds from sale of marketable securities	53	6

Net cash provided by (used in) investing activities	2,308	(124)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit - net		20
Repayment of long-term loan	(9)	(9)
Issuance of share capital	78
Exercise of options	37

Net cash provided by financing activities	106	11

DECREASE IN CASH AND CASH EQUIVALENTS	(24)	(1,348)

BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,897	10,354

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	3,873	9,006